EXHIBIT 1

                             Response to Part IV (3)

The Company had limited truncations during the 2002 year. As such the loss is expected to be less than that of the 2001 year.


                                 AJ. ROBBINS, PC
                  CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
                             3033 EAST FIRST AVENUE
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                             DENVER, COLORADO 80206